Exhibit 99.1

February 17th, 2016

Globant Reports 2015 Fourth Quarter and Full Year Financial Results

Acceleration in Revenue Growth, Strong EPS

San Francisco, CA / February 17th, 2016 - Globant (NYSE: GLOB), a digitally-native technology services company focused on creating digital journeys, today announced results for the three and twelve months ended December 31, 2015.

Full Year 2015 Highlights

●	Revenue for the full year increased to $253.8 million, the company’s highest annual revenue to date, representing 27.2% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the full year was $98.7 million (38.9% Non-IFRS Adjusted Gross Profit Margin), an increase of $16.9 million compared to $81.7 million (and a decrease of 210 bps compared to 41.0% Non-IFRS Adjusted Gross Profit Margin) in 2014.
●	Non-IFRS Adjusted Net Income for the full year was $34.3 million (13.5% Non-IFRS Adjusted Net Income Margin), an increase of $8.5 million compared to $25.9 million (13.0% Non-IFRS Adjusted Net Income Margin) in 2014, representing 32.7% year-over-year growth.
●	Non-IFRS Adjusted Diluted EPS for the full year was $0.98 per share (based on 35.0 million average diluted shares for the year), an increase of $0.17 compared to $0.81 per share in 2014.

Fourth Quarter 2015 Highlights

●	Revenue for the fourth quarter amounted to $71.6 million, representing 29.8% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the fourth quarter was $28.1 million (39.2% Non-IFRS Adjusted Gross Profit Margin), an increase of 20 bps compared to the third quarter of 2015 and a decrease of 50 bps compared to the fourth quarter of 2014.
●	Non-IFRS Adjusted Net Income for the third quarter was $9.0 million (12.6% Non-IFRS Adjusted Net Income Margin), an increase of $0.9 million, or 10.8%, compared to a profit of $8.1 million for the fourth quarter of 2014.
●	Non-IFRS Adjusted Diluted EPS for the fourth quarter was $0.26 per share (based on 35.2 million average diluted shares for the quarter), an increase of $0.02 compared to Non-IFRS Adjusted Diluted Profit per Share of $0.24 for the fourth quarter of 2014.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“I am very excited by our 2015 performance. Our revenues increased to $253.8 million, a robust 27.2% increase compared to 2014, driven by strong growth in our top accounts and increasing demand for our digital journeys. At the same time we delivered strong Adjusted EPS for the full year, reaching $0.98 cents.

Market demand for our services remains strong. Our revenue increased 29.8% during this quarter compared to the fourth quarter of 2014. Our top customer revenues increased 88% compared to a year ago and exceeded $31 million during 2015,” explained Martín Migoya, Globant’s CEO and co-founder.

Migoya added: “Industry experts suggest that the move towards “Digital” will be a secular[TD1] change for the IT Services. The use of Emerging Technologies to transform businesses has become a requirement for large organizations in today’s competitive environment, which is what we reflect in our newly launched book, The Never Ending Digital Journey. Globant, with its vast experience creating digital journeys that matter for millions of consumers combined with its studio model, continues to be at the forefront of these trends. We believe our compelling value proposition in the digital space will continue to be a strategic advantage for our company going forward.”

“Q4 2015 and full year revenues and EPS exceeded our expectations once again. Positive macro trends combined with solid execution translated into another successful year for our company. The strong net additions of Globers coupled with a slight reduction in attrition place us in a solid position to have a great 2016.” explained Alejandro Scannapieco, Globant’s CFO.

Globant completed the quarter with 5,041 Globers, 4,613 of whom were IT professionals. The geographic revenue breakdown for the fourth quarter was as follows: 81.7% from North America (top country: U.S.), 12.2% from Latin America and others (top country: Chile) and 6.0% from Europe (top country: U.K.). 93.2% of Globant’s revenue for the fourth quarter was denominated in U.S. dollars and G.B. pounds and the remaining 6.8% was in other currencies.

During the 12 months ended December 31, 2015, Globant served 344 customers, 51 of which accounted for more than $1 million of Globant’s revenues. Globant’s top customer, top 5 customers and top 10 customers represented 12.7%, 34.4% and 46.4% of the fourth quarter revenues, respectively.

Cash and investments as of December 31, 2015 increased to $62.4 million from $62.2 million as of December 31, 2014, while borrowings decreased to $0.5 million compared to $1.3 million as of December 31, 2014. Current assets amounted to $127.8 million, accounting for 57.4% of total assets. As of December 31, 2015 there were 34.2 million common shares issued and outstanding.

2016 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and for the full year 2016:

●	First quarter revenue is estimated to be between $69 - $71 million.
●	First quarter Non-IFRS diluted EPS is estimated to be in the range of $0.21 - $0.25 (assuming 35.3 million average diluted shares outstanding for the quarter).
●	Fiscal year 2016 revenue is estimated to be between $305- $314 million

●	Fiscal year 2016 Non-IFRS diluted EPS is estimated to be in the range of $1.12 - $1.20 (assuming 35.8 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martín Migoya and Alejandro Scannapieco will discuss the three-month results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a digitally native technology services company. We dream and build digital journeys that matter to millions of users. We are the place where engineering, design, and innovation meet scale. Today, Globant has more than 5,000 professionals in 11 countries working for companies like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve months ended		Three months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Revenues	253,796	199,605	71,563	55,117
Cost of revenues	(160,292)	(121,693)	(44,811)	(34,360)
Gross profit	93,504	77,912	26,752	20,757

Selling, general and administrative expenses	(71,594)	(57,288)	(19,471)	(15,852)
Impairment of tax credits, net	1,820	1,505	-	2,326
Profit from operations	23,730	22,129	7,281	7,231

Gain on transactions with bonds	19,102	12,629	5,771	2,606
Finance income	27,555	10,269	17,247	2,192
Finance expense	(20,952)	(11,213)	(12,434)	(1,488)
Finance expense, net	6,603	(944)	4,813	704

Other income and expenses, net	605	380	616	430
Profit before income tax	50,040	34,194	18,481	10,971

Income tax	(18,420)	(8,931)	(10,169)	(2,823)
Net income for the period	31,620	25,263	8,312	8,148

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(1,353)	(433)	(57)	(261)
- Net fair value gain on available-for-sale financial assets	52	-	52	-
Total comprehensive income for the period	30,319	24,830	8,307	7,887

Net income attributable to:
Owners of the Company	31,653	25,201	8,345	8,143
Non-controlling interest	(33)	62	(33)	5
Net income for the period	31,620	25,263	8,312	8,148

Total comprehensive income for the period attributable to:
Owners of the Company	30,352	24,768	8,340	7,882
Non-controlling interest	(33)	62	(33)	5
Total comprehensive income for the period	30,319	24,830	8,307	7,887

Earnings per share
Basic	0.93	0.81	0.24	0.24
Diluted	0.90	0.79	0.24	0.24
Weighted average of outstanding shares (in thousands)
Basic	33,960	30,926	34,177	33,374
Diluted	35,013	31,867	35,230	34,315

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Dec 31, 2015	Dec 31, 2014
ASSETS
Current assets
Cash and cash equivalents	36,720	34,195
Investments	25,660	27,984
Trade receivables	45,952	40,056
Other receivables	18,570	14,253
Other financial assets	900
Total current assets	127,802	116,488

Non-current assets
Other receivables	20,122	916
Deferred tax assets	7,878	4,881
Long-term investments	300	750
Other financial assets	1,221	-
Property and equipment	25,720	19,213
Intangible assets	7,209	6,105
Goodwill	32,532	12,772
Total non-current assets	94,982	44,637
TOTAL ASSETS	222,784	161,125

LIABILITIES
Current liabilities
Trade payables	4,436	5,673
Payroll and social security taxes payable	25,551	20,967
Borrowings	280	513
Other financial liabilities	6,240	1,045
Tax liabilities	10,120	3,446
Other liabilities	9	173
Total current liabilities	46,636	31,817

Non-current liabilities
Borrowings	268	772
Other financial liabilities	15,045	263
Provisions for contingencies	650	794
Total non-current liabilities	15,963	1,829
TOTAL LIABILITIES	62,599	33,646

Capital and reserves
Issued and paid-in capital	41,050	40,324
Additional paid-in capital	51,854	50,276
Other reserves	(2,012)	(711)
Retained earnings	69,243	37,590
Total equity attributable to owners of the Company	160,135	127,479
Non-controlling interests	50	-
Total equity	160,185	127,479
TOTAL EQUITY AND LIABILITIES	222,784	161,125

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve months ended		Three months ended
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014

Reconciliation of adjusted gross profit
Gross Profit	93,504	77,912	26,752	20,757
Adjustments
D&A	4,441	3,813	1,094	1,162
Share Based Compensation	735	35	218	-
Adjusted gross profit	98,680	81,760	28,064	21,919
Adjusted gross profit margin	38.9%	41.0%	39.2%	39.8%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-71,594	-57,288	-19,471	-15,852
Adjustments
M&A Expenses	337		-	-
D&A	4,860	4,221	1,091	1,173
Share Based Compensation	1,647	582	501	-
Adjusted selling, general and administrative expenses	-64,750	-52,485	-17,879	-14,679
Adjusted selling, general and administrative expenses as % of revenues	-25.5%	-26.3%	-25.0%	-26.6%

Reconciliation of Adjusted Profit from Operations
Operating Profit	23,730	22,129	7,281	7,231
Adjustments
M&A Expenses	337
Impairment of tax credits	-1,820	-1,505	-	-2,326
Share Based Compensation	2,382	617	719	-
Adjusted Profit from Operations	24,629	21,241	8,000	4,905
Adjusted Operating Profit margin	9.7%	10.6%	11.2%	8.9%

Reconciliation of Net income (loss) for the period
Net income for the period	31,620	25,263	8,312	8,148
Adjustments
M&A Expenses	337
Share Based Compensation	2,382	617	719	-
Adjusted Net income	34,339	25,880	9,031	8,148
Adjusted Net income margin	13.5%	13.0%	12.6%	14.8%

Calculation of Adjusted Diluted EPS
Adjusted Net income	34,339	25,880	9,031	8,148
Diluted shares	35,013	31,867	35,230	34,315
Adjusted Diluted EPS	0.98	0.81	0.26	0.24

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015

Total Employees	3,332	3,371	3,567	3,775	4,040	4,512	4,724	5,041
IT Professionals	3,000	3,050	3,217	3,424	3,694	4,121	4,327	4,613

North America Revenue %	79.9	81.1	82.3	83.1	84.1	85.2	84.1	81.7
Latin America and Others Revenue %	13.0	13.0	11.9	12.0	10.1	9.7	11.5	12.2
Europe Revenue %	7.1	6.0	5.8	4.9	5.8	5.1	4.4	6.0

USD Revenue %	88.9	91.8	93.5	94.6	95.0	94.6	93.3	90.8
GBP Revenue %	1.3	0.8	0.6	0.7	1.0	0.8	1.4	2.4
Other Currencies Revenue %	9.8	7.4	5.9	4.8	4.0	4.6	5.3	6.8

Top Customer %	7.1	10.1	8.8	8.8	10.2	12.3	13.4	12.7
Top 5 Customers %	25.4	29.0	29.2	28.9	30.8	32.8	33.2	34.4
Top 10 Customers %	39.8	44.8	46.2	44.8	47.8	47.7	45.9	46.4

LTM Customers Served	266	278	299	296	292	344	343	344
LTM Customers with >$1M in Revenue	42	42	45	46	43	43	47	51

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant